Exhibit 2
11th June 2008
Mr. Hassan J. Ahmed, Chairman and CEO
Mr. Paul J. Severino, Director
Sonus Networks Inc.
7 Technology Park Drive
Westford, MA 01886
Via Electronic Mail
Dear Hassan and Paul,
This letter is to further the discussion between Legatum Capital and Sonus’ board of directors on the issue of Legatum’s proportional representation on the board.  We have given significant consideration to your request to know the identities of Legatum’s nominees to the board of directors, and accordingly have decided to propose the two individuals named below, who we consider to be well-positioned to both assist in addressing many of the issues currently confronting the company, as well as to represent the interests of Sonus’ shareholders.
At this time the company suffers from a significant loss of credibility, not only in the eyes of market participants, but also with regulators and many industry professionals.  This should not be too surprising following years of missed SEC filings, multiple accounting missteps, the relatively shallow depth on the senior management bench and with corporate governance standards out of line with those of other major listed companies.  Many of these issues are not industry-specific and Legatum believes that having board members with a fresh, market-friendly perspective may be the best way to make a meaningful contribution to the company’s leadership.
Accordingly, Legatum intends to nominate Mark Stoleson, President of Legatum Capital, and Derek Sheeler, Chief Investment Officer of Legatum Capital.  In their capacity as Legatum’s two most senior executives they oversee an investment in Sonus of 67,295,079 shares of common stock of the company.  Derek Sheeler additionally owns 350,000 shares of common stock personally.  Both Mr. Stoleson and Mr. Sheeler are accomplished professionals whose sole motivation is to ensure that Sonus fulfils its tremendous business potential and maximizes shareholder value.
This is a critical time for Sonus.  The next 12-24 months are crucial in determining whether or not Sonus will be a dominant player in next generation communications, or simply another transient participant in the shifting landscape of the telecom equipment industry.  As an extraordinarily successful global investor for over two decades, Legatum is able to contribute useful insights at such a transitional moment and hopes that management and the board will welcome our involvement.
Over the last couple of years we have received numerous unsolicited approaches from other shareholders asking us to take a more active role in providing a shareholder perspective at the company.  We believe that the presence of these two candidates on the board will go some way toward reassuring investors that they have a voice where it counts.

LEGATUM LIMITED	TELEPHONE +971 4 317 5800
LEVEL 9, CONVENTION TOWER	FACSIMILE +971 4 317 5811
71082 DUBAI, UAE	WWW.LEGATUM.COM

It is Legatum’s hope that by sharing our current intentions with the board of Sonus that we can begin to work together to shape the bright future befitting the company.  By communicating our perspective we hope that this will alleviate any concerns that appear to have arisen.  This should also allow the board to expeditiously approve Legatum’s two seats and for all involved to redirect their efforts back to working together to build the most successful company possible.
Yours sincerely,
LEGATUM LIMITED
/s/ Mark Stoleson
Mark Stoleson
President

Cc:	The Board of Directors of Sonus Networks Inc. Mr. Charles Gray, Esq.